                           SCHEDULE 14A INFORMATION

               PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)


Filed by the Registrant                     / /

Filed by a Party other than the Registrant  /x/

Check the appropriate box:
/x/ Preliminary Proxy Statement
/ / Confidential, for Use of the Commission Only (as permitted by Rule
    14a-6(e)(2))
/ / Definitive Proxy Statement
/ / Definitive Additional Materials
/ / Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

               BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC.
   ------------------------------------------------------------------------
               (Name of Registrant as Specified In Its Charter)

                           KARPUS MANAGEMENT, INC.
   ------------------------------------------------------------------------
   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

/x/ No fee required

/ / Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

    (1) Title of each class of securities to which transaction applies:

    (2) Aggregate number of securities to which transaction applies:

    (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    (4) Proposed maximum aggregate value of transaction:

    (5) Total fee paid:

/ / Fee paid previously with preliminary materials.

/ / Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1) Amount Previously Paid:

    (2) Form, Schedule or Registration Statement No.:

    (3) Filing Party:

    (4) Date Filed:

               BULL & BEAR U.S. GOVERNMENT SECURITIES FUND, INC.

------------------------------------------------------------------------------

                          PROXY STATEMENT FOR MEETING
                       OF KARPUS MANAGEMENT, INC. d/b/a
                         KARPUS INVESTMENT MANAGEMENT

------------------------------------------------------------------------------


          This Proxy Statement is furnished in connection with a solicitation of proxies by Karpus Management, Inc. doing business as Karpus Investment Management ("KIM"), to be used at a Meeting of Shareholders of Bull & Bear U.S. Government Securities Fund, Inc. After reviewing the proxy statement, PLEASE TAKE THIS OPPORTUNITY TO SIGN AND RETURN THE BLUE PROXY CARD TO GEORGESON & COMPANY, WALL STREET PLAZA, NEW YORK, NEW YORK 10005. YOUR VOTE IS CRITICAL. KIM RECOMMENDS THAT YOU VOTE FOR KIM'S PROPOSALS A & B.


         A annual Meeting of Stockholders of Bull & Bear U.S. Government Securities Fund, Inc. (the "Fund") will be held at the offices
_______________________________, on __________ at ___ a.m. (the "Meeting").
KIM is soliciting proxies for the following purposes:


The Fund's Current Management has announced on August 17, 1998 that the Fund intends to invest up to 35% of its total assets in equity and other securities, commencing on October 19, 1998.


Karpus Management Inc., d/b/a Karpus Investment Management ("KIM"), the largest shareholder of the Fund opposes the addition of other security types in the Fund. Because of this opposition KIM is presenting the following proposals to the shareholders of the Fund.


KARPUS MANAGEMENT, INC. PROPOSES:

A. Karpus Investment Management (KIM) nominates Donald R. Chambers, Ph.D. in Finance, as its candidate elect to the Board of Directors.

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B. The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U. S. Government Securities Fund, Inc., shall be terminated promptly following the annual meeting of shareholders of the Fund at which this proposal is approved.


         This Proxy Statement is furnished in connection with a solicitation of proxies by KIM to be used at the Meeting. Stockholders of record at the close of business on____________ ("Record Date") are entitled to be present and to vote on matters at the Meeting. Stockholders are entitled to one vote for each Fund share held and fractional votes for each fractional Fund share held. Stockholders of the Fund will vote as a single class and will vote separately on each proposal. Shares represented by executed and unrevoked proxies will be voted in accordance with the specifications made thereon. If no instructions are given, such shares will be voted AGAINST Proposals A and B and FOR Proposals C. and D., and on any other matter that may properly come before the Meeting. If the enclosed form or proxy is executed and returned, it nevertheless may be revoked by another proxy, or by letter, or telegram directed to the Fund, which must indicate the stockholder's name. To be effective, such revocation must be received prior to the Meeting. In addition, any stockholder who attends the Meeting in person may vote by ballot at the Meeting, thereby canceling any proxy previously given. As of the Record Date, the Fund had _____________ shares of common stock issued and outstanding.

         It is estimated that this proxy statement and proxy voting card will be mailed to stockholders of record on or about____________________, 1998. The Fund's principal executive offices are located at 11 Hanover Square, New York, New York 10005. Copies of the Fund's most recent Annual and Semi-Annual Reports are available without charge upon written request to the Fund at 11 Hanover Square, New York, New York 10005 or by calling toll-free 1-888-847-4200. Bull & Bear Advisers, Inc. (the "Investment Manger"), located at 11 Hanover Square, New York, New York 10005 is the Fund's investment manager.

KIM'S PROPOSAL A.

A. Karpus Investment Management (KIM) nominates Donald R. Chambers, Ph.D. in Finance, as its candidate-elect to the Board of Directors.

         KIM is proposing the election of Donald R. Chambers, Ph.D. because shareholders of Fund are entitled to an independent Director who will be dedicated to increasing shareholder value.

         Poor performance and outrageous expenses can not longer be tolerated. The questions many are asking:

         a. Why are they receiving such sub-par investment results?

         b. Why, for the year ending June 30, 1998, were the expenses $641,257 as compared to $239,566 for the FULL fiscal year ending June 30, 1997?

          The expense ratio for the Fund for the year ending June 30,1998 equaled 5.77% according to the Fund's annual statement listed under "Financial Highlights". According to the Wall Street Journal Mutual Fund Listing the Fund ranks in the highest 1% of all open or closed end funds in relation to expense ratios. High expenses are depriving the shareholders of additional returns. Someone must put a stop to "open-pocket" spending of the shareholder's money.

         Dr. Chambers, as a member of the Board, will effectively monitor the expenses within the Fund and initiate the necessary steps to reduce operating costs. Dr. Chambers, will cease to approve the unnecessary expenses which KIM believes the Fund has absorbed.

         According to Lipper Analytic Services, Inc. BBG is identified as one of the worst performing bond funds in its investment category in 1997. Since BBG was converted to a closed end investment company effective October 4, 1996, its price has fallen form $14 3/4 to $13 on August 31, 1998. This price decline of -8.43% during a strong bull market supports our belief that converting BBG to a closed end investment company has hurt the stockholders of BBG. The annualized return for this time period was -0.1508%. If a shareholder had reinvested dividends in the Fund they would have received a annualized return of -0.0029% for the time period.

         In further analyzing the Fund, the net asset value has continued to erode during in the seven months of 1998 (ending July 31, 1998) with a total return time period of 1.46%. The Lehman Aggregate Index (an appropriate benchmark to measure performance), meanwhile, had a total return of 4.15%. This comparison is a clear indication of the Fund's poor performance. KIM believes that this inferior return should no longer be acceptable to shareholders.

         KIM BELIEVES THAT A CHANGE WITHIN THE BOARD IS NECESSARY TO SET THE FUND BACK ON A PROFITABLE INVESTMENT COURSE.

          KIM believes that Donald R. Chambers, Ph.D. will provide the insight and unbiased professionalism that will benefit shareholders by taking viable steps to manage the discount at which the Fund has historically traded. These steps could include proposing open-ending the Fund, or share buy backs or tender offers.

         Donald R. Chambers is a consulting strategist for Karpus Management, Inc.

A vote for Donald R. Chambers, Ph.D., the KIM candidate, will be a vote for representing shareholder interest.

Donald R. Chambers, Ph.D., Finance

         DONALD R. CHAMBERS, Ph.D. in Finance, 42, has been the Walter E. Hanson/KPMG Peat Marwick Professor of Finance, Department of Economics and Business at Lafayette College, Easton, Pennsylvania, for the past five years. His Ph.D. is from the University of North Carolina at Chapel Hill, North Carolina.

         A senior portfolio strategist and consultant, Dr. Chambers serves as a consultant to the industry and government, having advised the Consumers Advocate's Office of the Commonwealth of Pennsylvania, AT&T, Allstate, Bank of New York, Chase Manhattan Bank and other major corporations.

         Among his publishing credits are The Journal of Financial Economics, The Journal of Cash Management, The Journal of Finance, The Journal of Futures Markets, The Journal of Financial and Quantitative Analysis and Financial Management. He is the author of the corporate finance textbook with Harper Collins entitled Modern Corporate Finance, Theory and Practice.

         Dr. Chambers' address is 3325 Abbey Court, Bethlehem, Pennsylvania
18017

B. The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U. S. Government Securities Fund, Inc., shall be terminated promptly following the annual meeting of shareholders of the Fund at which this proposal is approved.

         KIM is proposing the termination of the management contract and the advisory contract of Bull & Bear Advisers, Inc. with the Fund due to inferior investment performance and uncontrolled expenses. KIM believes that the Fund has generated inadequate investment returns for shareholders. On October 4, 1996, Fund management recommended the conversion of the Fund from an open-end format to closed-end format. This was subsequently approved by the shareholders. From October 4, 1996 through and including June 30, 1998 shares of the Fund have experienced a -11.01% price decline. The market price on October 4, 1996 was $14.75 per share, whereas the June 30, 1998 market price was $13.125 per share. (Based on closing prices.) The total return of the Fund including dividends being reinvested in shares equaled an annual equivalent of 0.0462% (10/4/96 through 6/30/98). During this same time period the Merrill Lynch 1-10 Year U.S. Government Index generated an annualized return of 7.33%.

         The net asset value of the Fund has also seriously underperformed appropriate market indices. As computed on Bloomberg Analytics, the simple price appreciation or depreciation (net change in price) of the NAV of the Fund, which does not include dividends being reinvested, from February 7, 1997 (this is the first reported NAV to Bloomberg) to June 26, 1998 equaled a -1.8573% annual equivalent. ( Annual equivalent is the annual representation of a securities yield which pays interest more than once a year.) With dividends being reinvested in the security the Fund returned 5.3707% for the same time period.

         As reported in The Wall Street Journal on June 30, 1998 according to Lipper Analytical Services, Inc., Bull & Bear U.S. Government Securities Fund. Inc. ranked in the BOTTOM 10 PERFORMERS IN THE CLOSED-END BOND CATEGORY.

         Bull & Bear U.S. Government Securities Fund, Inc.'s net asset value return from June 30, 1997 to June 30, 1998 was reported to be 5.40% which was the last place performance out of 118 closed-end bond funds in the Wall Street Journal Quarterly Closed-End Funds Review, published on July 6, 1998. (This included categories of U.S. Gov't Bond Funds, U.S. Mortgage Bond Funds, Investment Grade Bond Funds, Loan Participation Funds, High Yield Bond Funds, and Other Domestic Taxable Bond Funds.)

          Management of the Fund, in the opinion of KIM, should not be permitted by the shareholders to invest up to 35% of the assets of the Fund in equity and other securities. It is the opinion of KIM that Management has consistently recommended changes to the Fund that have been to the detriment of the Shareholders. This is the same Management that recommended converting the Fund to closed-end format which resulted in the shares selling at a discount to the net asset value. Without changing the Fund's fundamental policy of investing in securities backed by full faith credit of the United States, direct obligations of the United States, Treasury Bills, Notes, Bonds, and certain agencies such as the Government National Mortgage Association, the Fund believes they can invest up to 35% of the assets of the Fund in a equity securities without approval of the shareholders. KIM BELIEVES THAT THE FUND'S MANAGEMENT SHOULD NOT BE ALLOWED TO MAKE THIS CHANGE WITHOUT THE CONSENT OF THE SHAREHOLDERS.

         Management of the Fund, in the opinion of KIM, has previously made decisions that were not in the best interests of the Shareholders, for example, the change in format of the Fund from open-end to closed-end in October of 1996. This decision caused shareholders who owned the Fund on October 31, 1996 to lose slightly over 10% of the market value of the shares by November 20, 1996. It is also the opinion of KIM that the 8% distribution policy adopted by the Fund could possibly erode the net asset value of the Fund in the future. The 8% distribution policy is to pay dividends to the shareholders equaling 2% of the net asset value of the fund on a quarterly basis. This dividend is to be comprised of any interest earned, dividends received, and if this is not sufficient to equal 2%, then the balance is to be return of principal.

         Shareholders should not entrust management of the Fund to implement the addition of equity and other securities to the Fund, as the Fund's advisor has achieved dismal investment results in other areas also. Every fund that owns stocks and other investments listed in the Wall Street Journal under Bull & Bear Group, the Adviser, has generated negative returns year- to-date, for the latest four weeks and latest twelve months. According to the Lipper Analytical Services, Inc. published in the Wall Street Journal of August 28, 1998 all three of the open-end mutual funds managed by Bull & Bear Group that contain stocks and other investments performed in the bottom 20% for 1 year, 3 years, and 5 year periods of time.

         KIM opposes the addition of equity and other securities. As non-fundamental investment policy of the Fund, the Fund may invest up to 35% of the assets of the Fund in equity and other securities without approval of the shareholders

          The shareholders of the Fund, in the opinion of KIM, deserve management that is responsive to the desires of the shareholders, is a top quartile manager in terms of performance, and a Manager that will seek to increase shareholder value.

ADDITIONAL PORTFOLIO SECURITIES

         Currently the Fund's portfolio is invested in U.S. Treasury Notes and Bonds, obligations of other U.S. Government agencies or instrumentalities, including inflation- index instruments, and money market instruments. This conservative portfolio maintains the highest possible credit quality. Pursuant to the Fund's announcement on August 17, 1998 of changes anticipated to commence on October 19, 1998, only 65% of the value of the total assets would be invested in U.S. Government Securities, obligations of other U.S. Government agencies or instrumentalities, including inflation-indexed instruments, and money market instruments. The Fund intends to invest up to 35% of the total assets of the Fund in equity and other securities. Previously the Fund has only invested in securities that are U.S. Government Securities, obligations of other U.S. Government agencies or instrumentalities, including inflation-indexed instruments, and money market instruments.

         KIM believes that it is the best interest of the Fund to seek another manager and adviser that rank amongst the top quartile of fixed income managers by a nationally recognized services. The manager should be open to recommending the open-ending the Fund, may consider merging the Fund with another fund of similar characteristics, will consider share repurchase programs and may initiate tender offers.

         KIM RECOMMENDS THAT SHAREHOLDERS TERMINATE THE ADVISORY AND MANAGEMENT CONTRACT OF THE MANAGER AND ADVISOR WITH THE FUND.


OTHER MATTERS

         KIM and the following advisory clients for whom it acts as investment adviser will bear the cost of soliciting proxies: Acra-Local 725 Pension Trust of Dade, Amalgamated Transit Union Local #1342, Cardinal American Corporation, Jeffrey I Cooper, Elderwood Affiliates, Inc. Retirement Plan, Seymour Fisher Marital Tr., Fish Furniture Profit Sharing Tr., The William and Estelle Golub Foundation, Inc., Hammer Lithograph Corp. Deferred Profit Sharing, Peter Russo, Trustee U/W William Henderson FBO F. Elizabeth, City of Hialeah Police Pension Fd., InterMetro Ind. Corp. Salaried Employees Pension Trust, James E. Morris IRA Rollover, Monro Muffler Brake, Inc. Retirement Plan, Painters Local 150 Annuity Fund, Plumbers & Pipefitters Local 138 Pension Fund, Roman Catholic Diocese of Syracuse, Inc., Sheet Metal Workers Local 46 Annuity Fund., Sheet Metal Workers Local 46 Pension Fund, YWCA of Rochester and Monroe County- Board Designated Fd., YWCA of Rochester & Monroe County-

Endowment Fund, R. M. Blumenberg MD, M.L. Gelfand MD, P.A. Skudder MD Retirement Plan, John W. Brown Jr. IRA Rollover, Gateway-Longview Inc. Asset Management, Golub Corporation Employees Retirement Plan, Bull Bros. Inc. Employees Profit Sharing Plan, James Vazzanna, Patircia Vazanna & Michael Ray as Trustees for Andrew J. Kirch Charitable Remainder Trust U/Paragraph 7th of Will R. Edward Lodico IRA Rollover, Ronald and Judith Newman, and Siewert Equipment Co. Inc. Deferred Profit Sharing Plan. In addition to the use of the mails, proxies may be solicited personally, by telephone or by other means and such clients may pay persons holding Fund shares in their names or those of their nominees for their expenses in sending soliciting materials to their principals. Solicitations may be made by regular employees of KIM. In addition, KIM will retain Georgeson & Company Inc., Wall Street Plaza, New York, New York 10005 to solicit proxies on behalf of KIM for a fee estimated at $20,000 plus expenses. Additional costs and expenditures, including fees for attorneys, printing, and mailing are anticipated to be approximately $50,000. KIM intends to seek reimbursement from the Fund to itself and its advisory clients for some or all of their costs of solicitation.

            KIM has advised the Fund that pursuant to Section 2.11 of the Fund's By-Laws, as amended June 23, 1998 KIM has submitted to the Fund the Proposal that "the Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers, Inc. and Bull & Bear U.S. Government Securities Fund, Inc. shall be terminated promptly following the annual meeting of stockholders of the Fund at which this proposal is approved. The reason that the Proposal is submitted for action by the stockholders of the Fund at the Meeting is to conform to the provisions of Section 10.C. of the Investment Management Agreement dated September 12, 1996, between the Fund and Bull & Bear Advisers, Inc., as the same may have been amended, extended or restates ( the "Agreement") , pursuant to Section 15 (a) (3) of the Investment Company Act of 1940, as amended.

            Cede & Co. has brought this proposal on behalf of its principal, Citibank, N.A. who is the record holder of shares of the common stock of the Fund and has represented to Depository Trust Company that it intends, through its customer, Karpus, to appear in person or by proxy at the annual meeting of the Fund to bring the aforementioned proposal to such meeting. As the Proposal is to be a matter of business to be conducted at the Meeting, it should be included in any and all proxy materials of the Fund.

         KIM has been advised by The Fund, which advice is applicable to proxies, as follows:

                  If a proxy is properly executed and returned accompanied by instructions to withhold authority to vote, represents a broker "non-vote" ( that is, a proxy from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote shares of the Fund on a particular matter with respect to which the broker or nominee does not have discretionary power) or is marked with an abstention ( collectively "abstentions") the Fund's shares represented thereby will be considered to be present at the Meeting for purposes of determining the existence of a quorum for the transaction of business. Under Maryland law, abstentions do not constitute a vote "for" or "against" a matter and will be disregarded in determining "votes cast" on an issue.

                  In the event that a quorum is not present at the Meeting, or if a quorum is present but sufficient votes to approve any of the proposals are not received, the persons names as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the meeting the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes cast, the nature of any further solicitation, and the information to be provided to stockholders with respect to the reasons for the solicitation. Any adjournment will require the affirmative vote of a majority of those shares affected by the adjournment that are represented at the meeting in person or by proxy. A stockholder vote may be taken for one or more of the proposals in this Proxy Statement prior to any adjournment if sufficient votes have been received for approval. If a quorum is present, the persons named as management proxies will vote those proxies which they are entitled to vote "for" a Proposal in favor of adjournment, and will vote those proxies required to be voted "against" a Proposal against any adjournment. A quorum is constituted with respect to the Fund by the presence in person or by proxy of the holders of a majority of the outstanding shares of the Fund entitled to vote at the Meeting.

         The Fund's Management has alleged that KIM has engaged in improper actions. They have alleged that KIM has damaged the Fund's trading market and violated Section 16 (b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. KIM has repeatedly and vigorously denied these allegations, which are now pending before the United States District Court, Southern District, New York. KIM believes that the Fund's Management is using this action to deny KIM access to the shareholder list and records of the Fund and to force KIM to incur additional expenses. defending itself against pending The Board of Directors of the Fund has continuously approved the Fund's outrageous legal expenses of $319,621 for the year ended June 30, 1998 in connection with these and related matters according to the Fund's Annual Report of June 30, 1998.

         KIM RECOMMENDS THAT YOU VOTE AGAINST ALL PROPOSALS BY THE BOARD OF DIRECTORS AND THAT YOU VOTE FOR ALL KIM's PROPOSALS.

PLEASE VOTE THE BLUE PROXY CARD. IF YOU HAVE ANY QUESTIONS, WE URGE YOU TO CONTACT KIM TO DISCUSS ANY ISSUES WHICH MAY BE OF CONCERN. PLEASE CALL 800-646-4005 ANYTIME BETWEEN 8:30 A.M. AND 5:00 P.M.

         YOUR VOTE IS IMPORTANT, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

IF YOU NEED ASSISTANCE VOTING YOUR SHARES, PLEASE CONTACT OUR
PROXY SOLICITOR, GEORGESON & CO. AT  800-223-2064




                         KARPUS MANAGEMENT, INC. d/b/a
                        KARPUS INVESTMENT MANAGEMENT .
                        14 A Tobey Village Office Park
                           Pittsford, New York 14534

THIS PROXY IS SOLICITED ON BEHALF OF KARPUS INVESTMENT MANAGEMENT

The undersigned hereby appoints George W. Karpus and Joel Negrin as Proxies, each with the power to appoint his substitute, and hereby authorizes each of them to represent and to vote, as designated below, all the shares of common stock of Bull & Bear U.S. Government Securities Fund, Inc. outstanding in the name of the undersigned on ______ 1998, at the meeting of shareholders to be held on _________ 1998 or any adjournment(s) thereof. IF NO DIRECTIONS ARE GIVEN, THE PROXIES WILL VOTE "AGAINST" PROPOSALS A AND B AND "FOR" PROPOSALS C AND D AND IN THEIR DISCRETION ON ANY OTHER MATTER THAT MAY PROPERLY COME BEFORE THE MEETING.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY/VOTING INSTRUCTIONS CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

KIM RECOMMENDS A VOTE   "FOR" KIM'S PROPOSALS  A,   AND B.

Karpus Management, Inc. Proposes:

A. Karpus Investment Management (KIM) nominates Donald R. Chambers, Ph.D. in Finance, as its candidate elect to the Board of Directors.

         [_]  FOR               [_]  AGAINST             [_]  ABSTAIN

B. The Investment Management Agreement dated September 12, 1996, as the same may have been amended, extended or restated, between Bull & Bear Advisers,

Inc. and Bull & Bear U. S. Government Securities Fund, Inc., shall be terminated promptly following the annual meeting of shareholders of the Fund at which this proposal is approved.

         [_]  FOR               [_]  AGAINST             [_]  ABSTAIN


Remember - The last proxy you sign and date will be the proxy that counts for your vote. Make sure that you are voting the proposals the way you wish.

                                                _____________________________
                                                Signature

                                                _____________________________
                                                Signature, if held jointly

                                                Dated:_________________, 1998

                  Please sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person.